SUBSEQUENT EVENTS NOTE

At a Special Meeting of Shareholders of the Astor Long/Short ETF Fund (Astor L/S), held at the offices of Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppauge, NY 11788, on Wednesday, December 15, 2011, shareholders of record at the close of business on January 9, 2011 voted to approve the following proposals:

Proposal 1: To approve a new Investment Management Agreement between the Trust and Astor Asset Management, LLC.

Shares Voted					Shares Voted Against
   In Favor					  or Abstentions
   764,938			                          9,429